Filed pursuant to Rule 433
October 4, 2010
Relating to
Preliminary Prospectus Supplement dated October 4, 2010 to
Prospectus dated March 11, 2009
Registration Statement No. 333-157854
UIL Holdings Corporation
$450,000,000 Senior Unsecured Notes, 4.625%, Due October 1, 2020
Pricing Term Sheet

Issuer:	UIL Holdings Corporation

Ratings (Moody’s/ S&P)*:	Baa3 / BBB- (Stable / Stable)

Settlement:	October 7, 2010, T+3

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2011

Security Description:	Senior Unsecured Notes, 4.625%, Due October 1, 2020

Principal Amount:	$450,000,000

Maturity:	October 1, 2020

Coupon:	4.625%

Benchmark Treasury:	2.625% due August 15, 2020

Benchmark Treasury Yield:	2.476%

Spread to Benchmark Treasury:	+225 bps

Yield to Maturity:	4.726%

Initial Price to Public:	99.204%

Redemption Provisions Make-Whole Call:	T + 35 bps

CUSIP:	902748 AA0

ISIN:	US902748AA02

Book-Running Managers:	Morgan Stanley & Co. Incorporated J.P. Morgan Securities LLC Banc of America Securities LLC

Co-Managers:	Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc.

*	Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.